UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15-15D

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number   333-145409

TransGlobal Assets, Inc.

 (Exact name of registrant as specified in its charter)

4800 Meadows Road, Suite 300 Lake Oswego, Oregon 97035 (503) 534 3537

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common shares, $0.001 par value

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under

Section 13(a) or 15(d) remains)

Please place an ☑ in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(2)	☐	Rule 12h-3(b)(1)(ii)	☐
		Rule 15d-6	☑

Approximate number of holders of record as of the certification or notice date: 200

Pursuant to the requirements of the Securities Exchange Act of 1934, Transglobal Assets, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TransGlobal Assets, Inc. (Registrant)

By:	/s/ Kent A. Strickler
Kent A. Strickler President

Date: August 8, 2012